Consolidated Financial Highlights

Nine months ended September 30	2002	2001

	(millions of dollars)
Total revenue	1,211.1	1,414.0

Net loss	(33.2)	(49.1)

	(dollars)
Net loss per retractable common share	(1.04)	(1.43)

Throughout this report, Hollinger Inc. is referred to as “Hollinger” or the “Company”, Hollinger International Inc. is referred to as “Hollinger International Inc.” or “Hollinger International”, Hollinger Canadian Newspapers, Limited Partnership is referred to as “Hollinger L.P.” and “company” refers to one or other of Hollinger Inc.’s subsidiary companies, depending on the context.

References to “dollars ” and “$” are to Canadian dollars, “US$” are to United States dollars and “pounds sterling” and “£” are to lawful currency of the United Kingdom.

“Operating income” means sales revenue less cost of sales and expenses and depreciation and amortization.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

The Company’s principal asset is its approximate 29.6% equity interest and 70.7% voting interest at September 30, 2002, in Hollinger International. Hollinger International is a leading publisher of English language newspapers in the United States, the United Kingdom and Israel. Included among the newspapers which Hollinger International owns are the Chicago Sun-Times, a large number of community newspapers in the Chicago area, The Daily Telegraph (London) and The Jerusalem Post.

CONSOLIDATED RESULTS OF OPERATIONS

The net loss in the third quarter of 2002 amounted to $12.2 million or a loss of $0.38 per retractable common share compared with a net loss of $48.8 million or a loss of $1.51 per share in 2001. The net loss in the nine months ended September 30, 2002 amounted to $33.2 million or a loss of $1.04 per share compared to a net loss of $49.1 million or a loss of $1.43 per share in 2001.

Sales revenue and operating income for the third quarter of 2002 were $398.3 million and $14.7 million compared with $420.0 million and an operating loss of $33.0 million in 2001. Sales revenue and operating income for the nine months ended September 30, 2002 were $1,211.1 million and $70.7 million compared with $1,414.0 million and an operating loss of $27.2 million in 2001. The reduction in sales revenue in the third quarter and nine months ended September 30, 2002 primarily resulted from the disposition of Canadian properties in 2001. The improvement in year over year operating income results from improved operating results at Chicago Group, the 2001 sale of the National Post, which incurred significant operating losses in the third quarter and nine months ended September 30, 2001 and the adoption on January 1, 2002 of The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062 “Goodwill and Other Intangible Assets”, (“Section 3062”) which resulted in goodwill not being amortized subsequent to January 1, 2002. In third quarter 2001 and nine months ended September 30, 2001, amortization of goodwill and intangible assets which are not being amortized in 2002 approximated $15.2 million and $47.3 million, respectively. These improvements were partly offset by the effects of the disposition in 2001 of Canadian newspapers which had a positive contribution to operating income in 2001.

Interest expense for the third quarter of 2002 was $26.8 million compared with $47.0 million in 2001, a reduction of $20.2 million and for the nine months ended September 30, 2002 was $89.4 million compared with $137.0 million in 2001, a reduction of $47.6 million. These reductions mainly result from lower average debt levels in 2002 compared with 2001. The Company reduced its Bank Credit Facility in mid 2001 by $142.0 million and made an additional $38.5 million repayment in January 2002. In addition, Hollinger International reduced its long-term debt in March 2002 by US$290.0 million.

Investment and other income in the third quarter 2002 and nine months ended September 30, 2002 amounted to $7.0 million and $22.7 million compared with $28.4 million and $96.9 million in 2001, a decrease of $21.4 million and $74.2 million, respectively. Investment and other income in the third quarter 2001 and nine months ended September 30, 2001 included interest on debentures issued by a subsidiary of CanWest Global Communications Corp. (“CanWest”) and a dividend on CanWest shares. In September 2001, CanWest temporarily suspended its semi-annual dividend. In the latter part of 2001, all of the CanWest shares were sold and participation interests were sold in respect of nearly all of the CanWest debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments were retained as short-term investments at low rates of interest until the end of the first quarter 2002 when a portion of Hollinger International’s long-term debt was retired.

Unusual items in third quarter 2002 amounted to a loss of $14.3 million compared with a loss of $167.2 million in 2001. Unusual items in third quarter 2002 included a foreign exchange loss in respect of the Hollinger Participation Trust and a write off of certain investments partly offset by a gain on the dilution of the investment in Hollinger International. Unusual items in third quarter 2001 included gains and losses on dispositions of certain Canadian properties and investments, a gain on the dilution of the investment in Hollinger International, the write-off of investments and duplicative start-up costs related to the new printing facility in Chicago.

Net loss in equity accounted companies in 2001 primarily represents an equity accounted loss in Interactive Investor International, which was sold during the third quarter of 2001.

Minority interest in third quarter of 2002 was a recovery of $13.2 million compared to a recovery of $81.6 million in 2001. Minority interest in the nine months ended September 30, 2002 was a recovery of $23.5 million compared to a recovery of $53.6 million in 2001. Minority interest in 2002 primarily represents the minority share of the net loss of Hollinger International and the net earnings of Hollinger LP. In 2001, minority interest also included the minority’s share of the National Post net loss which totalled $7.0 million for the quarter and $28.7 million for the nine months ended September 30, 2001.

U.K. Newspaper Group

In pounds sterling, sales revenue at the Telegraph Group Limited (“Telegraph”) in third quarter 2002 was £74.1 million compared with £77.3 million in 2001, a decrease of £3.2 million or 4.2%. For the nine months ended September 30, 2002 sales revenue was £239.0 million compared with £257.6 million in 2001, a decrease of £18.6 million or 7.2%. The decrease in operating revenue was mainly the result of lower advertising revenue, which, in local currency, was £46.5 million in third quarter 2002 compared with £49.5 million in 2001, a decrease of £3.0 million or 6.0%. The third quarter year over year decline in advertising revenue mainly resulted from a 1% decrease in display advertising and a 28.5% decrease in revenues in the recruitment area. In the nine months ended September 30, 2002 advertising revenue, in local currency, was £158.0 million compared with £176.8 million in 2001, a decrease of £18.8 million or 10.6%.

Circulation revenue, in local currency, was £23.9 million in third quarter 2002 compared with £24.2 million in 2001, a decrease of £0.3 million or 1.4%. Increased revenue resulting from the increase to the price of The Daily Telegraph implemented in September 2001 and September 2002 has been offset by lower revenue from the change in the mix of sales between newsstand and subscribers. In the nine months ended September 30, 2002 circulation revenue, in local currency, was £69.0 million compared with £70.5 million in 2001, a decrease of £1.5 million or 2.0%.

Newsprint costs for the third quarter 2002, in local currency, were £13.2 million compared with £15.5 million in 2001, a decrease of £2.3 million or 14.9%. The decrease results from a 5.8% reduction in consumption due to lower pagination as a result of lower advertising revenue, and a 9.7% reduction in the average price per tonne of newsprint. In the nine months ended September 30, 2002 newsprint costs, in local currency, were £40.9 million compared with £49.9 million in 2001, a decrease of £9.0 million or 18.0%.

Compensation costs for the third quarter 2002, in local currency, were £15.3 million compared with £16.1 million in 2001, a decrease of £0.8 million or 5.0%. In the nine months ended September 30, 2002 compensation costs, in local currency, were £46.2 million compared with £48.8 million in 2001, a decrease of £2.6 million or 5.3%. The lower compensation costs in 2002 result primarily from reduced staff levels, mainly in editorial, which occurred at the end of 2001 as well as a general salary level freeze for the current year.

Locally reported other operating expenses decreased 3.7% quarter over quarter and 6.9% year over year. The lower costs result from savings in editorial and production, as well as marketing costs at the internet division.

Amortization expense was $6.6 million in the third quarter of 2001 and $19.7 million year to date 2001 in respect of goodwill, circulation and other intangibles. As a result of the adoption of Section 3062 with effect from January 1, 2002, goodwill was not amortized in 2002.

Operating income in third quarter 2002, was $5.2 million in 2002 compared with $1.8 million in 2001, an increase of $3.4 million and in the nine months ended September 30, 2002, operating income was $55.2 million compared with $52.5 million in 2001, an increase of $2.7 million.

Chicago Group

Sales revenue for the Chicago Group was US$110.4 million in third quarter 2002 compared with US$110.0 million in 2001, an increase of US$0.4 million or 0.4%. Sales revenue in the nine months ended September 30, 2002 was US$328.6 million compared with US$333.6 million in 2001, a decrease of US$5.0 million or 1.5%. Advertising revenue in third quarter 2002 was US$85.6 million compared with US$84.1 million in 2001, an increase of US$1.5 million or 1.8%. Advertising revenue in the nine months ended September 30, 2002 was US$252.9 million compared with US$254.4 million in 2001, a decrease of US$1.5 million or 0.6%. The third quarter increase in advertising revenue results almost entirely from improved retail and national advertising revenue with classified advertising revenues being relatively stable year over year. Increased classified advertising revenue in the private party and real estate sectors offset lower revenues from recruitment advertising.

Circulation revenue was US$22.1 million in third quarter 2002 and US$67.8 million in the nine months ended September 30, 2002 compared with US$23.0 million and US$69.6 million in 2001, decreases of US$0.9 million or 3.8% and US$1.8 million or 2.6%, respectively. The decreases were primarily as a result of price discounting. Printing and other revenue was US$2.7 million in third quarter 2002 and US$8.0 million in the nine months ended September 30, 2002 compared with US$2.9 million and US$9.5 million in 2001, decreases of US$0.2 million and US$1.5 million, respectively.

Newsprint expense in the third quarter 2002 was US$15.9 million compared with US$19.3 million in 2001, a decrease of US$3.4 million or 17.7%. Total newsprint consumption in the quarter increased approximately 4.0% compared with the third quarter 2001, but the average cost per tonne of newsprint in the third quarter 2002 was approximately 21.0% lower than in the third quarter 2001. Newsprint expense in the nine months ended September 30, 2002 was US$48.2 million compared with US$57.7 million in 2001, a decrease of US$9.5 million.

Compensation costs in third quarter 2002 were US$42.5 million and in the nine months ended September 30, 2002 were US$128.2 million compared with US$44.9 million and US$136.1 million in 2001, decreases of US$2.4 million or 5.5% and US$7.9 million or 5.8%, respectively. The decreases primarily result from staff reductions which took effect during 2001.

Locally reported other operating costs decreased 5.4% quarter over quarter and 6.0% year over year. The decrease in other operating costs resulted from general cost reductions across most areas.

Amortization in the third quarter 2002 was $1.5 million and in the nine months ended September 30, 2002 was $4.4 million compared with $7.3 million and $21.7 million in 2001, reductions of $5.8 million and $17.3 million, respectively. The reductions primarily result from the adoption, effective January 1, 2002, of Section 3062 which resulted in goodwill and intangible assets with indefinite useful lives not being amortized in 2002. Approximately $5.8 million of amortization in the third quarter 2001 and $17.4 million in the nine months ended September 30, 2001 related to such assets.

Operating income in the third quarter 2002 totalled $18.7 million and in the nine months ended September 30, 2002 totalled $50.3 million compared with $2.6 million and $10.4 million in 2001, increases of $16.1 million and $39.9 million, respectively. The increases in operating income result mainly from lower newsprint, compensation, other operating costs and reduced amortization resulting from the adoption of Section 3062.

Canadian Newspaper Group

Sales revenue in the Canadian Newspaper Group in third quarter 2002 was $25.1 million compared with $57.5 million in 2001 and for the nine months ended September 30, 2002 was $79.0 million compared with $270.7 million in 2001. The operating loss was $3.0 million in third quarter 2002 compared with a loss of $23.0 million in 2001 and was a loss of $4.2 million in the nine months ended September 30, 2002 compared with a loss of $58.2 million in 2001. Operating losses in 2001 included the results of the National Post and other Canadian newspaper properties which were sold during 2001. The disposition of these newspapers accounted for the majority of the decrease in year over year sales revenue. The net reduction in year over year operating loss also results from the disposition of these properties. The 2001 operating loss included the results of the National Post which reported an operating loss of $14.0 million in third quarter 2001 and $57.3 million in the nine months ended September 30, 2001.

On a same store basis, sales revenue and operating income of the remaining operations were $25.0 million and an operating loss of $1.2 million in third quarter 2002 compared with $24.6 million and an operating loss of $10.3 million in 2001. For the nine months ended September 30, 2002 sales revenue and operating income on a same store basis were $78.8 million and an operating loss of $3.0 million compared with $82.9 million and an operating loss of $16.6 million in 2001. Included in the operating losses in 2002 is a $1.6 million expense in the third quarter and a $5.2 million expense in the nine months ended September 30, 2002 in respect of employee benefit costs of retired former Southam employees. The same store operating loss for third quarter 2001 and the nine months ended September 30, 2001 is after deducting $0.3 million and $2.7 million, respectively, in respect of amortization which under Section 3062 was not incurred in 2002. In addition, the third quarter 2001 and nine months ended September 30, 2001 same store operating loss is after deducting year to date adjustments in respect of employee benefit costs and the write-off of amounts that were subsequently determined to be, and reclassified as, unusual.

Community Group

Sales revenue and operating income for the Community Group was $4.8 million and a loss of $2.2 million in the third quarter 2002 compared with $7.5 million and a loss of $0.6 million in 2001. For the nine months ended September 30, 2002 sales revenue and operating income was $15.9 million and a loss of $5.1 million compared with $23.3 million and a loss of $3.6 million in 2001. The results for 2001 include one US Community Group newspaper which was sold in August 2001. This newspaper had sales revenue of US$0.1 million and break even operating income in the third quarter 2001 and sales revenue of US$0.8 million and an operating loss of US$0.2 million in the nine months ended September 30, 2001. In addition, amortization at the Jerusalem Post in the amount of $0.2 million in the third quarter and $0.7 million in the nine months ended September 30, 2001 was not incurred in 2002 as a result of Section 3062.

Corporate and Other

The operating losses in corporate and other in the third quarter 2002 were $4.1 million and in the nine months ended September 30, 2002 were $25.5 million compared with losses of $13.9 million and losses of $28.1 million respectively in 2001. During September 2001, the Company identified that it had over accrued management fee income from The Ravelston Corporation Limited (“Ravelston”) in the amount of $2.7 million for the three months ended March 31, 2001 and a further $2.7 million for the three months ended June 30, 2001. During the three months ended September 30, 2001 such error was corrected resulting in an overstatement of net management fee expenses for such three-month period in the amount of $5.4 million. The decrease in the operating losses for the third quarter of 2002 compared with third quarter 2001 primarily result from this adjustment. This adjustment was not reflected in the 2001 comparative figures in the Consolidated Statement of Earnings nor the Supplementary Market Value Statement of Income and Expenses for the three months ended March 31, 2002 and six months ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Working capital consists of current assets less current liabilities. At September 30, 2002, working capital, excluding debt obligations, was a deficiency of $259.9 million compared to working capital of $140.2 million at December 31, 2001. Current assets were $722.3 million at September 30, 2002 and $1,203.5 million at December 31, 2001. Current liabilities, excluding debt obligations, were $982.3 million at September 30, 2002, compared with $1,063.3 million at December 31, 2001. The reduction in working capital is primarily the result of reduced cash and cash equivalents since December 31, 2001. During the nine months ended September 30, 2002, approximately US$317.1 million of cash and cash equivalents, which included both principal repayment and related premiums, was used to retire some of Hollinger International’s long-term debt. Included in current liabilities are income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts.

During January 2002, the Company’s revolving bank credit facility was reduced to $81.9 million from $120.4 million at December 31, 2001 using proceeds from the sale of 2,000,000 Class A common shares of Hollinger International.

At September 30, 2002, the Company had a bank operating line which provides for up to $10.0 million of borrowings and a revolving bank credit facility which provides for up to $80.8 million of borrowings. The revolving bank credit facility was amended and restated on August 30, 2002 and matures on December 2, 2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million, is required by December 2, 2002. If the payment is made, the lenders may consent to an extension of the maturity date to December 2, 2003 in respect of the principal outstanding. The Company’s revolving bank credit facility is secured by Hollinger International shares owned by the Company and bears interest at the prime rate plus 2.5% or the bankers acceptance (BA) rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its subsidiaries are subject to restrictions on the incurrence of additional debt.

On October 3, 2002, Hollinger International entered into a term lending facility and borrowed US$50.0 million ($79.6 million). As a result of Hollinger International’s borrowing under this term lending facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in the borrowings being due on demand. The banks have waived the default.

The Company is exploring a variety of options, including a subordinated loan for which a non-binding term sheet has been agreed or a sale of Hollinger International shares, in order to make the $50.0 million mandatory repayment required on December 2, 2002. The Company and the banks are also working toward an agreement to extend the maturity of the remaining balance owing to December 2, 2003. There is no certainty that the banks will extend the maturity or that these or other strategies will be sufficient to permit the Company to meet its repayment obligations.

The Company has borrowed funds from The Ravelston Corporation Limited (“Ravelston”), the parent company, to partially fund its operating costs including interest and preference share dividend obligations. The Company will require the continuing financial support from Ravelston, or must sell shares of Hollinger International or sell other investments, in order to be able to continue as a going concern.

Long Term Debt

Long-term debt, including the current portion, was $898.0 million at September 30, 2002 compared with $1,364.7 million at December 31, 2001.

On February 14, 2002, Hollinger International Publishing Inc. (“Publishing”) commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. Under the terms of the offer, the purchase price totalled US$1,101.34 for each US$1,000 principal amount of notes. In connection with the tender offer, Publishing solicited consents from the holders of the notes to amend the indenture governing the notes by eliminating most of the restrictive provisions. In March 2002, US$248.9 million in the aggregate principal amount had been validly tendered pursuant to the offer and these noteholders were paid out in full. In addition, during the nine months ended September 30, 2002, Publishing purchased for retirement an additional US$6.1 million in aggregate principal amount of the 8.625% Senior Notes due 2005, US$10.1 million in aggregate principal amount of the 9.25% Senior Subordinated Notes due 2006 and US$25.0 million in aggregate principal amount of the 9.25% Senior Subordinated Notes due 2007. The total principal amount of the Publishing Senior and Senior Subordinated Notes retired during the nine months ended September 30, 2002 was US$290.0 million. The premiums paid to retire the debt totalled US$27.1 million, which, together with a write-off of US$8.3 million of related deferred financing costs, have been presented as an unusual item.

On October 3, 2002, Hollinger International entered into a term lending facility and borrowed US$50.0 million. Such facility bears interest at a rate of 10.5% and expires on December 31, 2003. The principal amount is due in its entirety at the end of the term but may be prepaid with no penalty. A general security agreement has been executed granting a first charge security interest to the lender over all of Hollinger International’s assets, principally consisting of shares of subsidiaries.

As at September 30, 2002, Publishing did not meet a financial test relating to leverage set out in the trust indenture for its Senior Subordinated Notes. As a result, and until and unless the test is met in the future, Publishing and its subsidiaries will be unable to borrow, make advances, pay dividends or make other distributions to Hollinger International. Meeting the test will depend on improvements in Publishing’s future operating results and/or utilizing existing cash balances to reduce the amount of Senior

Subordinated Notes outstanding. Hollinger International currently has sufficient cash to meet its anticipated cash obligations for the next 12 months.

Hollinger International is continuing to pursue a comprehensive financing initiative in order to extend debt maturities and provide more advantageous borrowing terms. This initiative may include a new amended syndicated bank credit facility and may include the sale, in a private placement, of long-term debt securities. Completion of these transactions will be subject to market conditions, conclusion of definitive agreements and satisfaction of conditions in such agreements. If completed, Hollinger International plans to use a portion of the proceeds to repay the US$50.0 million borrowed under the term lending facility as well as the outstanding Senior Subordinated Notes. If this comprehensive refinancing is not completed and (i) the financial test under Publishing’s trust indenture is not met or (ii) the financial test is met, but the trust indentures do not permit sufficient advances to Hollinger International; then Hollinger International will need to seek to refinance its obligations or sell assets to repay amounts owing under its US$50.0 million term lending facility.

Cash Flows

Cash flows provided by operating activities were $91.1 million in the nine months ended September 30, 2002, compared with $25.2 million in 2001. Improved operating results and lower cash interest costs and cash taxes resulted in improved year over year cash flows provided by operating activities.

Cash flows provided by investing activities were $16.5 million in the nine months ended September 30, 2002 compared to $684.8 million in 2001. The cash flows provided by investing activities in 2002 resulted primarily from the sale of 2,000,000 Class A common shares of Hollinger International in January 2002 and the sale of fixed assets reduced by capital expenditures. The cash flows provided by investing activities in 2001 resulted principally from the sales of Canadian properties and investments offset in part by additions to investments and capital expenditures.

Cash flows used in financing activities were $540.1 million in the nine months ended September 30, 2002 and $168.0 million in 2001. In 2002, Hollinger International repaid US$290.0 million of long-term debt primarily from available cash balances. The cash flows used in financing activities in 2001 included the repurchase of Class A common shares and the redemption of retractable common and preferred shares totalling $78.8 million.

FOREIGN EXCHANGE RATE RISK

In 2001, Hollinger International sold participations in $756.8 million principal amount of CanWest debentures to a special purpose trust (“Participation Trust”). In respect of these debentures, based on the original Canadian principal amount and assuming payment is made under the CanWest debentures, Hollinger International will eventually be required to deliver to the Participation Trust, including accrued interest, US$490.5 million which equates to a fixed rate of exchange of 0.6482 United States dollars to each Canadian dollar. At September 30, 2002, the accrued liability to the Participation Trust is US$559.0 million and the corresponding CanWest debentures had a principal amount receivable of $862.4 million. Given that the CanWest debentures are denominated in Canadian dollars, Hollinger International entered into forward foreign exchange contracts in 2001 to mitigate the currency exposure. The foreign currency contracts required Hollinger International to sell $666.6 million on May 15, 2003 at a forward rate of 0.6423. In 2002, Hollinger International sold certain of its foreign currency contracts and subsequently entered into additional foreign currency contracts. However, on September 30, 2002, all of the outstanding contracts were unwound resulting in the net cash receipt of US$6.3 million ($10.0 million) by Hollinger International after discounting for early settlement. This gain has been included in unusual items, net, in the nine months ended September 30, 2002. The foreign exchange exposure is no longer hedged. A $0.05 change in the United States dollar to Canadian dollar exchange rate applied to the $862.4 million principal amount of the CanWest debentures at September 30, 2002 would result in a US$43.1 million ($68.4 million) change in the amount available for delivery to the Participation Trust.

CONSOLIDATED FINANCIAL POSITION

During the nine months ended September 30, 2002, 48 retractable common shares were retracted for cash of $7.50 per share. In addition, 11,000 Series II preference shares were retracted for $93,000 being the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction. In addition, a total of 600,000 Series II preference shares were retracted in exchange for 276,000 of Hollinger International Class A common shares.

As at November 11, 2002, the issued shares and outstanding options to purchase retractable common shares of the Company were as follows:

Preference shares		Retractable common shares	Options

4,580,979	Series II	31,926,937	913,000
10,147,225	Series III

The retraction price of the outstanding retractable common shares of the Company as of October 3, 2002 was $5.50 per share.

GENERAL

Other than operating information for the third quarter discussed above, and for the first and second quarters discussed in the first and second quarter Interim Reports, there have been no significant matters or changes affecting the Company since its Management’s Discussion and Analysis for the year ended December 31, 2001 which was completed in March 2002.

DIVIDENDS

On September 23, 2002, the Company announced that its Board of Directors had decided to reduce the quarterly cash dividend on its retractable common shares from 15 cents to 5 cents per share, for on-going debt reduction purposes. A stock dividend was also declared of 0.013334 of a retractable common share for each retractable common share held (such fraction representing 10 cents based on the then current market value per share of approximately $7.50) with any fractional share to be satisfied with a cash payment on the basis of $7.50 per share. The addition to legal stated capital in respect of this stock dividend (and thus the taxable amount thereof) will be nominal. These cash and stock dividends will be paid on December 10, 2002 to holders of record at the close of business on November 26, 2002. It is the Board’s intention to reconsider the cash dividend policy from time to time in light of Hollinger’s financial circumstances.

MARKET VALUE INFORMATION
BALANCE SHEET

(in thousands of dollars, except where noted)

	September 30	December 31
	2002	2001

	(not audited)
ASSETS
Investment in Hollinger International	$425,311	$587,984
Other investments	14,455	13,853
Cash and cash equivalents	591	1,432
Other assets	21,246	21,341

	$461,603	$624,610

LIABILITIES
Exchangeable shares	$133,018	$147,472
Bank indebtedness	90,810	129,475
Due to Hollinger International and subsidiaries	72,292	77,826
Amounts due to The Ravelston Corporation Limited	38,460	25,895
Other liabilities	375	3,160

	334,955	383,828

NET ASSETS REPRESENTING SHAREHOLDERS’ EQUITY
Capital stock	271,774	271,774
Net unrealized decrease in investments	(127,837)	(59,770)
Net unrealized decrease in liabilities	14,732	6,225
Retained earnings (deficit)	(32,021)	22,553

	126,648	240,782

	$461,603	$624,610

Retractable common shares outstanding	32,068,889	32,068,937

	(dollars)
Net asset value per retractable common share	$3.95	$7.51

STATEMENT OF INCOME AND EXPENSES

(in thousands of dollars, except per share amounts)

	Nine months ended
	September 30

	2002	2001

	(not audited)
Income
Dividends	$18,017	$31,391
Interest and other (note 2)	(17,813)	15,756

	204	47,147

Expenses
Administrative and other expenses	4,080	7,217
Interest expense	15,519	25,731

	19,599	32,948

Income (loss) before the undernoted	(19,395)	14,199
Unusual items	(206)	48
Income tax (expense) recovery	6,031	(9,008)

Net income (loss) for the period	$(13,570)	$5,239

	(dollars)
Earnings (loss) per retractable common share	$(0.42)	$0.15

See accompanying notes to interim market value information.

NOTES TO MARKET VALUE INFORMATION

1.   BASIS OF PREPARATION

In the above Balance Sheet and Statement of Income and Expenses, the Company’s investments in subsidiaries and other companies, other than those which carry out head office functions, are not consolidated. Rather, these financial statements have been prepared as though the Company had always accounted for its assets and liabilities at their market values. The market value of the Company’s investment in Hollinger International is based on the closing market price of the Class A common shares. Other investments are valued at management’s best estimate of market value.

Debt instruments for which there is a public market are recorded at their closing prices. All other liabilities are recorded at management’s best estimate of market value.

Unrealized gains and losses on investments and liabilities are included in Shareholders’ Equity and realized gains and losses are excluded from net income for the year and credited directly to retained earnings.

2.   INTEREST AND OTHER INCOME

During June 2002, the Company amended the terms of a loan to an affiliated company and agreed to credit, retroactive to January 1, 2001, interest in the amount of $21.3 million, of which $14.5 million related to the nine months ended September 30, 2001. This intercompany interest and related adjustment in 2002 has no impact on consolidated net earnings for 2002 and 2001, as reported in the attached Consolidated Statement of Earnings as such amounts are fully eliminated. Due to an oversight, this amendment was not reported in the Supplementary Statement of Income and Expenses for the six months ended June 30, 2002 and set out below is the amended Supplementary Statement of Income and Expenses:

STATEMENT OF INCOME AND EXPENSES

(in thousands of dollars, except per share amounts)

	(restated)
	Six months ended
	June 30

	2002	2001

	(not audited)
Income
Dividends	$11,996	$22,213
Interest and other (note 2)	(17,877)	9,860
Net management fees	350	5,700

	(5,531)	37,773

Expenses
Administrative and other expenses	3,115	4,459
Interest expense	10,191	15,950

	13,306	20,409

Income (loss) before the undernoted	(18,837)	17,364
Unusual items	(234)	57
Income tax (expense) recovery	$6,582	(1,063)
Net income (loss) for the period	(12,489)	$16,358

	(dollars)
Earnings (loss) per retractable common share	$(0.39)	$0.46

SCHEDULE OF SEGMENTED CONSOLIDATED EARNINGS

(in thousands of dollars)

			U.K.	Canadian	Corporate
	Chicago	Community	Newspaper	Newspaper	and	Consolidated
	Group	Group	Group	Group	Other	Total

	Three months ended September 30, 2002
	(not audited)

Sales revenue	$172,793	$4,753	$195,654	$25,079	$—	$398,279
Cost of sales and expenses	146,081	6,161	179,587	27,651	3,039	362,519

Income (loss) before interest, taxes, depreciation and amortization	26,712	(1,408)	16,067	(2,572)	(3,039)	35,760
Depreciation and amortization	8,001	749	10,896	405	1,025	21,076

Operating income (loss)	$18,711	$(2,157)	$5,171	$(2,977)	$(4,064)	$14,684

	Three months ended September 30, 2001
	(not audited)

Sales revenue	$170,018	$7,511	$184,871	$57,530	$29	$419,959
Cost of sales and expenses	153,484	7,258	166,447	76,415	12,772	416,376

Income (loss) before interest, taxes, depreciation and amortization	16,534	253	18,424	(18,885)	(12,743)	3,583
Depreciation and amortization	13,894	890	16,577	4,145	1,119	36,625

Operating income (loss)	$2,640	$(637)	$1,847	$(23,030)	$(13,862)	$(33,042)

Note
1.   Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

SCHEDULE OF SEGMENTED CONSOLIDATED EARNINGS

(in thousands of dollars)

			U.K.	Canadian	Corporate
	Chicago	Community	Newspaper	Newspaper	and	Consolidated
	Group	Group	Group	Group	Other	Total

	Nine months ended September 30, 2002
	(not audited)
Sales revenue	$516,066	$15,935	$600,006	$79,043	$20	$1,211,070
Cost of sales and expenses	441,850	19,096	513,448	82,005	22,341	1,078,740

Income (loss) before interest, taxes, depreciation and amortization	74,216	(3,161)	86,558	(2,962)	(22,321)	132,330
Depreciation and amortization	23,884	1,945	31,333	1,287	3,148	61,597

Operating income (loss)	$50,332	$(5,106)	$55,225	$(4,249)	$(25,469)	$70,733

Total assets	$883,167	$88,350	$1,250,499	$373,888	$318,744	$2,914,648

Expenditures on capital assets	$18,832	$7,046	$6,136	$1,586	$68	$33,668

	Nine months ended September 30, 2001
	(not audited)
Sales revenue	$513,196	$23,278	$606,809	$270,654	$41	$1,413,978
Cost of sales and expenses	462,010	24,599	506,947	312,161	24,532	1,330,249

Income (loss) before interest, taxes, depreciation and amortization	51,186	(1,321)	99,862	(41,507)	(24,491)	83,729
Depreciation and amortization	40,836	2,318	47,392	16,712	3,647	110,905

Operating income (loss)	$10,350	$(3,639)	$52,470	$(58,219)	$(28,138)	$(27,176)

Total assets	$1,002,211	$69,422	$1,294,419	$1,180,131	$557,228	$4,103,411

Expenditures on capital assets	$19,082	$21,151	$49,133	$3,884	$96	$93,346

Note

1.     Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	September 30	December 31
	2002	2001

	(not audited)	(see note 1a)
ASSETS
Current assets
Cash and cash equivalents	$317,491	$806,347
Accounts receivable	389,045	360,619
Inventory	15,799	36,506

	722,335	1,203,472
Investments	253,265	267,173
Capital assets	644,031	1,844,046
Goodwill	1,187,799	162,129
Non-compete agreements	7,667	12,195
Deferred financing costs and other assets	99,551	122,063

	$2,914,648	$3,611,078

LIABILITIES
Current liabilities
Bank indebtedness (note 4)	$90,810	$129,475
Accounts payable and accrued expenses	355,847	424,071
Amounts due to The Ravelston Corporation Limited	76,610	45,919
Income taxes payable	459,004	463,853
Current portion of long-term debt	11,036	10,020

	993,307	1,073,338
Long-term debt (note 5)	886,915	1,354,708
Exchangeable shares (note 2)	133,018	147,472
Deferred unrealized gain on exchangeable shares	16,014	7,670
Future income taxes	315,504	486,937

	2,344,758	3,070,125

MINORITY INTEREST AND DEFERRED CREDITS	826,354	804,423

SHAREHOLDERS’ EQUITY
Capital stock (note 3)	271,774	271,774
Deficit	(532,971)	(485,313)

	(261,197)	(213,539)
Equity adjustment from foreign currency translation	4,733	(49,931)

	(256,464)	(263,470)

	$2,914,648	$3,611,078

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

	(not audited)
Revenue
Sales	$398,279	$419,959	$1,211,070	$1,413,978
Investment and other income	6,986	28,380	22,672	96,882

	405,265	448,339	1,233,742	1,510,860

Expenses
Cost of sales and expenses	362,519	416,376	1,078,740	1,330,249
Depreciation and amortization	21,076	36,625	61,597	110,905
Interest expense	26,791	47,031	89,415	137,038

	410,386	500,032	1,229,752	1,578,192

Net earnings (loss) in equity accounted companies	393	(9,400)	(92)	(16,221)

Net foreign currency losses	(4,231)	(1,304)	(3,225)	(3,586)

Earnings (loss) before the undernoted	(8,959)	(62,397)	673	(87,139)
Unusual items (note 6)	(14,342)	(167,180)	(67,651)	(97,055)
Income tax recovery (expense)	(2,171)	99,171	10,218	81,494
Minority interest	13,234	81,610	23,533	53,582

Net loss	$(12,238)	$(48,796)	$(33,227)	$(49,118)

	(dollars)		(dollars)

Net loss per retractable common share
Basic	$(0.38)	$(1.51)	$(1.04)	$(1.43)

Diluted	$(0.38)	$(1.53)	$(1.04)	$(1.51)

CONSOLIDATED STATEMENTS OF DEFICIT

(in thousands of dollars)

	Nine months ended
	September 30

	2002	2001

	(not audited)
Deficit at beginning of period	$(485,313)	$(310,988)
Net loss	(33,227)	(49,118)

	(518,540)	(360,106)
Dividends — retractable common shares	(14,431)	(15,406)
Premium on retraction of retractable common shares	—	(22,210)

Deficit at end of period	$(532,971)	$(397,722)

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands of dollars)

	Three months ended
	September 30

	2002	2001

	(not audited)
CASH PROVIDED BY (USED FOR):
Operations
Net loss	$(12,238)	$(48,796)
Unusual items	14,342	167,180
Current income taxes related to unusual items	374	23,392
Items not involving cash:
Depreciation and amortization	21,076	36,625
Future income taxes	21,280	(57,465)
Net loss in equity accounted companies, net of dividends received	10,062	24,204
Minority interest	(14,687)	(78,895)
Non cash interest income on debentures	(2,417)	(18,595)
Other	2,664	4,461

Cash flow provided by operations	40,456	52,111
Change in non-cash operating working capital	(43,614)	(228,990)
Cash used for discontinued operations	(362)	(305)
Other costs	23,331	(26,604)

	19,811	(203,788)

Financing
Redemption and cancellation of capital stock	—	(2)
Capital stock of subsidiaries purchased for cancellation by subsidiaries	—	(78,200)
Issue of common shares of subsidiaries	5,385	—
Decrease in long-term debt and deferred liabilities	(1,981)	(100,868)
Dividends	(4,810)	(4,810)
Dividends and distributions paid to minority interests	(11,584)	(43,595)

	(12,990)	(227,475)

	Three months ended
	September 30

	2002	2001

	(not audited)
Investment
Proceeds on disposal of fixed assets	4,378	—
Purchase of fixed assets	(12,092)	(31,708)
Additions to investments	(1,609)	1,251
Proceeds on disposal of investments	4,283	475,561
Additions to circulation	—	(10,193)
Change in goodwill and other assets	(5,189)	2,555
Proceeds on disposal of newspaper operations	—	219,251

	(10,229)	656,717

Effect of exchange rate changes on cash	19,878	16,369

Increase in cash position	16,470	241,823
Cash at beginning of period	301,021	234,443

Cash at end of period	$317,491	$476,266

Supplemental disclosure of investing and financing activities
Interest paid	$39,671	$81,325

Income taxes paid	$724	$26,937

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands of dollars)

	Nine months ended
	September 30

	2002	2001

	(not audited)
CASH PROVIDED BY (USED FOR):
Operations
Net loss	$(33,227)	$(49,118)
Unusual items	67,651	97,055
Current income taxes related to unusual items	1,843	47,605
Items not involving cash:
Depreciation and amortization	61,597	110,905
Future income taxes	8,812	(82,102)
Net loss in equity accounted companies, net of dividends received	10,547	31,025
Minority interest	(28,690)	(69,321)
Non cash interest income on debentures	(6,646)	(69,605)
Other	9,191	8,788

Cash flow provided by operations	91,078	25,232
Change in non-cash operating working capital	(42,296)	(291,455)
Cash used for discontinued operations	(1,116)	(980)
Other costs	(23,387)	(16,939)

	24,279	(284,142)

Financing
Redemption and cancellation of capital stock	—	(270)
Redemption and cancellation of exchangeable shares	(93)	(317)
Capital stock of subsidiaries purchased for cancellation by subsidiaries	—	(78,200)
Issue of common shares of subsidiaries	6,668	10,537
Decrease in long-term debt and deferred liabilities	(500,074)	(4,580)
Dividends	(14,431)	(15,406)
Dividends and distributions paid to minority interests	(32,205)	(79,776)

	(540,135)	(168,012)

	Nine months ended
	September 30

	2002	2001

	(not audited)
Investment
Proceeds on disposal of fixed assets	20,452	57
Purchase of fixed assets	(33,668)	(58,645)
Additions to investments	(15,479)	(48,470)
Proceeds on disposal of investments	6,771	477,315
Additions to circulation	—	(34,701)
Change in goodwill and other assets	(263)	31
Proceeds on sale of investment in subsidiary	38,638	—
Proceeds on disposal of newspaper operations	—	349,175

	16,451	684,762

Effect of exchange rate changes on cash	10,549	9,742

Increase (decrease) in cash position	(488,856)	242,350
Cash at beginning of period	806,347	233,916

Cash at end of period	$317,491	$476,266

Supplemental disclosure of investing and financing activities
Interest paid	$101,641	$149,818

Income taxes paid	$7,309	$80,642

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PREPARATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the nine months ended September 30, 2002, the Company had the following changes in accounting principles:

(a)  Goodwill and Other intangible assets

Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062, “Goodwill and Other Intangible Assets” (“Section 3062”) and certain transitional provisions of CICA Handbook Section 1581, “Business Combinations” (“Section 1581”). The new standards require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. In addition, Section 3062 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

As of the date of adoption of Section 3062 and certain transitional provisions of Section 1581, the Company has discontinued amortization of all existing goodwill, evaluated existing intangible assets and has made the necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill. Amounts previously ascribed to circulation, including costs capitalized to increase long-term readership and certain other intangible assets have now been reclassified to goodwill effective January 1, 2002.

In connection with the Section 3062 transitional impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. As a result of this transitional impairment test, the Company has determined that the carrying amounts of certain of the Company’s Canadian newspapers and certain of the properties of the Jerusalem Post are in excess of their estimated fair value. The goodwill recorded in respect of these operations approximates $51.0 million. The Company will determine the extent of the transitional impairment no later than December 31, 2002. Any transitional impairment will be recognized as an adjustment to retained earnings as at January 1, 2002. The Company has determined that the fair value of all other reporting units is in excess of the respective carrying amounts.

Effective January 1, 2002, the Company had unamortized goodwill in the amount of $1,144.0 million, which is no longer being amortized. This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statement of earnings for the three and nine months ended September 30, 2001, the impact of the change, in respect of goodwill, intangible assets and circulation not being amortized, would be as follows:

	Three months ended	Nine months ended
	September 30, 2001	September 30, 2001

	(in thousands,	(in thousands,
	except per share amounts)	except per share amounts)

Net loss – as reported	$(48,796)	$(49,118)
Add: goodwill, intangible assets and circulation amortization, net of tax and minority interest	$4,739	$15,055

Adjusted net loss	$(44,057)	$(34,063)

	(dollars)
Basic net loss per share – as reported	$(1.51)	$(1.43)

Adjusted basic net loss per share	$(1.36)	$(0.99)

Diluted net loss per share – as reported	$(1.53)	$(1.51)

Adjusted diluted net loss per share	$(1.38)	$(1.05)

Adjusted net loss, noted above, reflects only the reduction in amortization expense in respect of intangibles now classified as goodwill and does not give effect to the impact that this change in accounting policy would have had on either the gains and losses resulting from the disposal of operations during 2001, nor the expensing of the costs previously capitalized to increase long-term readership in such periods.

Goodwill as of September 30, 2002, as allocated by reportable segment is as follows:

(in thousands of dollars)

			U.K.	Canadian
	Chicago	Community	Newspaper	Newspaper	Consolidated
	Group	Group	Group	Group	Total

Goodwill	$384,652	$27,534	$705,001	$70,612	$1,187,799

The Company’s amortizable intangible assets consist of non-competition agreements with former owners of acquired newspapers which are amortized using the straight-line method over the term of the respective non-competition agreements.

The components of amortizable intangible assets are as follows:

(in thousands of dollars)

	Gross Carrying Amount	Accumulated Amortization	Net Book Value

Amortizable Intangible Assets:
Non-competition agreements	$18,242	$10,575	$7,667

Amortization of non-competition agreements for the three months ended September 30, 2002 and 2001 was $1,473,000 and $1,455,000 respectively. Amortization of non-competition agreements for the nine months ended September 30, 2002 and 2001 was $4,432,000 and $4,344,000 respectively.

There were no significant changes in the gross carrying amount of goodwill or non-competition agreements during the period ended September 30, 2002.

Since, effective January 1, 2002, the asset previously described as circulation no longer meets the criteria to be recognized and reported apart from goodwill, the Company no longer capitalizes the costs incurred to increase long-term readership previously capitalized as circulation, which amounts had been included in capital assets.

(b)  Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Under Section 3870, the Company is required to account for all stock-based payments to non-employees, including employees of The Ravelston Corporation Limited (“Ravelston”), the parent company, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

Under the fair value based method, stock options granted to employees of Ravelston are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend in kind in the Company’s financial statements with no resulting impact on the Company’s net earnings. Section 3870 will be applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002. The Company has not made any stock-based payments since the adoption of Section 3870, and consequently there is no impact of adoption of this standard on the Company’s financial statements for the period ended September 30, 2002.

(c)  Foreign Currency

Effective January 1, 2002, the Company adopted on a retroactive basis, the amended CICA Handbook Section 1650, “Foreign Currency Translation” (“Section 1650”), which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items denominated in foreign currencies, with a fixed or ascertainable life. There was no impact to the Company upon adoption of this standard as at January 1, 2002 or any period presented.

2. EXCHANGEABLE SHARES

(in thousands of dollars, except per share amounts)	September 30, 2002	December 31, 2001

4,755,979 Series II preference shares (2001, 5,366,979)	$31,546	$46,000
10,147,225 Series III preference shares (2001, 10,147,225)	101,472	101,472

	$133,018	$147,472

During the nine months ended September 30, 2002, a total of 11,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $93,000. In addition, a total of 600,000 Series II preference shares were retracted in exchange for 276,000 of Hollinger International Class A common shares.

3.     CAPITAL STOCK

(in thousands of dollars, except per share amounts)	September 30, 2002	December 31, 2001

Issued and fully paid
Preference shares
4,755,979 Series II (2001, 5,366,979)	$—	$—
10,147,225 Series III (2001, 10,147,225)	—	—
Retractable common shares 32,068,889 (2001, 32,068,937)	271,774	271,774

	$271,774	$271,774

During the period ended September 30, 2002, 48 retractable common shares were retracted for cash of $7.50 per share.

4.     BANK INDEBTEDNESS

At September 30, 2002, the Company had a bank operating line which provides for up to $10.0 million of borrowings and a revolving bank credit facility which provides for up to $80.8 million of borrowings. The revolving bank credit facility was amended and restated on August 30, 2002 and matures on December 2, 2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million, is required by December 2, 2002. If the payment is made, the lenders may consent to an extension of the maturity date to December 2, 2003 in respect of the principal outstanding. The Company’s revolving bank credit facility is secured by Hollinger International shares owned by the Company and bears interest at the prime rate plus 2.5% or the bankers acceptance (BA) rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its subsidiaries are subject to restrictions on the incurrence of additional debt.

On October 3, 2002, Hollinger International entered into a term lending facility and borrowed US$50.0 million ($79.6 million) (see note 5). As a result of Hollinger International’s borrowing under this term lending facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in the borrowings being due on demand. The banks have waived the default.

The Company is exploring a variety of options, including a subordinated loan for which a non-binding term sheet has been agreed or a sale of Hollinger International shares, in order to make the $50.0 million mandatory repayment required on December 2, 2002. The Company and the banks are also working toward an agreement to extend the maturity of the remaining balance to December 2, 2003. There is no certainty that the banks will extend the maturity or that these or other strategies will be sufficient to permit the Company to meet its repayment obligations.

5.     LONG-TERM DEBT

On February 14, 2002, Hollinger International Publishing Inc. (“Publishing”) commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. Under the terms of the offer, the purchase price totalled US$1,101.34 for each US$1,000 principal amount of notes. In connection with the tender offer, Publishing solicited consents from the holders of the notes to amend the indenture governing the notes by eliminating most of the restrictive provisions. In March 2002, US$248.9 million in the aggregate principal amount had been validly tendered pursuant to the offer and these noteholders were paid out in full. In addition, during the nine months ended September 30, 2002, Publishing purchased for retirement an additional US$6.1 million in aggregate principal amount of the 8.625% Senior Notes due 2005, US$10.1 million in aggregate principal amount of the 9.25% Senior Subordinated Notes due 2006 and US$25.0 million in aggregate principal amount of the 9.25% Senior Subordinated Notes due 2007. The total principal amount of the Publishing Senior and Senior Subordinated Notes retired during the nine months ended September 30, 2002 was US$290.0 million. The premiums paid to retire the debt totalled US$27.1 million, which, together with a write-off of US$8.3 million of related deferred financing costs, have been presented as an unusual item.

On October 3, 2002, Hollinger International entered into a term lending facility and borrowed US$50.0 million. Such facility bears interest at a rate of 10.5% and expires on December 31, 2003. The principal amount is due in its entirety at the end of the term but may be prepaid with no penalty. A general security agreement has been executed granting a first charge security interest to the lender over all of Hollinger International’s assets, principally consisting of shares of subsidiaries.

As at September 30, 2002, Publishing did not meet a financial test relating to leverage set out in the trust indenture for its Senior Subordinated Notes. As a result, and until and unless the test is met in the future, Publishing and its subsidiaries will be unable to borrow, make advances, pay dividends or make other distributions to Hollinger International. Meeting the test will depend on improvements in Publishing’s future operating results and/or utilizing existing cash balances to reduce the amount of Senior Subordinated Notes outstanding. Hollinger International currently has sufficient cash to meet its anticipated cash obligations for the next 12 months.

Hollinger International is continuing to pursue a comprehensive financing initiative in order to extend debt maturities and provide more advantageous borrowing terms. This initiative may include a new amended syndicated bank credit facility and may include the sale, in a private placement, of long-term debt securities. Completion of these transactions will be subject to market conditions, conclusion of definitive agreements and satisfaction of conditions in such agreements. If completed, Hollinger International plans to use a portion of the proceeds to repay the US$50.0 million borrowed under the term lending facility as well as the outstanding Senior Subordinated Notes. If this comprehensive refinancing is not completed and (i) the financial test under Publishing’s trust indenture is not met or (ii) the financial test is met, but the trust indentures do not permit sufficient advances to Hollinger International; then Hollinger International will need to seek to refinance its obligations or sell assets to repay amounts owing under its US$50.0 million term lending facility.

6.     UNUSUAL ITEMS

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001

Gain on sale of interest in Hollinger International	$547	$28,661	$19,342	$44,326
Loss on the sale of investments	—	(53,472)	—	(53,609)
Loss on the disposition of Publishing interests	—	(112,950)	—	(34,816)
Premium on retirement of senior notes	—	—	(56,287)	—
New Chicago plant pre-operating costs	(259)	(1,265)	(640)	(6,897)
Write off of investments	(7,252)	(20,414)	(9,601)	(44,002)
Foreign exchange loss on amounts sold to Participation Trust, net of cash received	(7,447)	—	(13,403)	—
Foreign exchange loss on substantial liquidation of investment in Canadian Newspaper Group (1)	—	—	(10,378)	—
Other costs	$69	$(7,740)	$3,316	$(2,057)

Total	$(14,342)	$(167,180)	$(67,651)	$(97,055)

(1)  - As a result of the substantial liquidation of Hollinger International’s net investment in the Canadian Newspaper Group, foreign exchange losses of $10.4 million previously deferred as a component of shareholders’ equity have been included in unusual items in 2002.

7.     AMOUNTS DUE TO RAVELSTON

As at September 30, 2002, the Company has unsecured, demand loans and advances including accrued interest owing to Ravelston totalling $46.1 million (December 31, 2001 — $32.2 million). The Company has borrowed these funds from Ravelston to partially fund its operating costs including interest and preference share dividend obligations. The Company will require the continuing financial support from Ravelston, or must sell shares of Hollinger International or sell other investments, in order to be able to continue as a going concern.

As at September 30, 2002, Hollinger International owes $7.6 million (December 31, 2001 — $13.7 million) to Ravelston in connection with management fees payable pursuant to the Management Services Agreement. As at September 30, 2002, Hollinger International also owes to Ravelston $22.5 million in connection with the assumption by Ravelston, as a result of the purchase of N.P. Holdings Inc. (see note 8), a liability of $22.5 million owing to CanWest. This amount is due on demand and bears interest at the bankers’ acceptance rate plus 4% per annum.

8.     RELATED PARTY TRANSACTION

On July 3, 2002, NP Holdings Company (“NP Holdings”), a subsidiary of the Company, was sold for cash consideration of $5.75 million, to Ravelston Management Inc. (“RMI”), a wholly-owned subsidiary of Ravelston, a holding company controlled by Lord Black through which most of his interest in the Company is ultimately controlled. The only asset of NP Holdings was Canadian tax losses. The tax losses, only a portion of which were previously recognized for accounting purposes, were effectively sold at their carrying value. Due to the inability of NP Holdings to utilize its own tax losses prior to their expiry, as a result of its disposing of its interest in the National Post, it sold these losses to a company which would be able to utilize the losses. The only other potential purchaser for these losses, CanWest Global Communications Corp. (“CanWest”), declined the opportunity to acquire the losses. The terms of the sale of the tax losses to RMI were approved by the independent directors of Hollinger International.

9.     COMPARATIVE FIGURES

Certain amounts in 2001 have been reclassified to conform with the presentation in 2002.

Transfer Agents and Registrars

Retractable Common Shares and Series II and III Preference Shares:

Computershare Trust Company of Canada,Toronto

Stock Exchange Listings

The Retractable Common Shares are listed on The Toronto Stock Exchange (stock symbol HLG.C)

The Series II and III Preference Shares are listed on The Toronto Stock Exchange (stock symbols HLG.PR.B and HLG.PR.C, respectively).

Investor Information

Holders of the Company’s securities and other interested parties seeking information about the Company should communicate with the Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7, Tel (416) 363-8721, Fax (416) 364-0832.

Share Information

For information relating to Retractable Common Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:

Computershare Trust Company of Canada
Tel: (514) 982-7270 or 1-800-564-6253
(toll free in Canada and U.S.)
Fax:(416) 263-9394 or 1-888-453-0330
e-mail: caregistryinfo@computershare.com

Major Electronic Web Sites

Hollinger International	http://www.hollinger.com
Telegraph	http://www.telegraph.co.uk http://www.dailytelegraph.com http://www.sundaytelegraph.com http://www.spectator.com http://www.handbag.com
Chicago Sun-Times	http://www.suntimes.com
Chicago Network	http://www.chicago-news.com
Jerusalem Post	http://jpost.co.il